SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 22 June 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


June 22, 2007


           BP AND TNK-BP PLAN STRATEGIC ALLIANCE WITH GAZPROM
             AS TNK-BP SELLS ITS STAKE IN KOVYKTA GAS FIELD

BP and TNK-BP today announced that they have signed a memorandum of understanding to create a strategic alliance with the Russian gas giant, Gazprom, to invest jointly in major long-term energy projects or swap assets around the world.

In a move designed to extend Gazprom's access to international markets and deepen BP and TNK-BP involvement in Russian oil and gas, the companies will establish a joint team to identify strategic opportunities for investment both overseas and inside Russia.

"We will initially be looking for projects of at least $3 billion, but the potential for further growth could be very significant," said BP chief executive Tony Hayward. "This historic agreement lays the ground for powerful co-operation between BP, TNK-BP and Gazprom."

Dr Hayward said the companies would immediately set up a joint steering group to look for suitable investment options "across all geographies."

"Our firm aim is to establish a venture that is strategic and long term, with mutual benefits for the companies, both inside and outside Russia."

Under the terms of the agreement signed by all parties, TNK-BP agreed to sell Gazprom its 62.89 per cent stake in Rusia Petroleum, the company which holds the licence for the Kovykta gas field in East Siberia. It will also sell its 50 per cent interest in East Siberian Gas Company (ESGCo), the company constructing the regional gasification project.

Gazprom will pay between $700-$900 million, subject to adjustments, for TNK-BP's interests in Rusia and ESGCo.

TNK-BP said a longer-term 'call' option for TNK-BP to buy a 25 per cent plus one share stake in Kovykta at an independently verified market price, had also been agreed with Gazprom. This option could be exercised once a significant joint investment or asset swap has been agreed under the terms of today's memorandum of understanding.

President and CEO of TNK-BP, Bob Dudley noted: "This is an important development in the future growth of TNK-BP. We look forward to broadening our working relationships with Gazprom and BP and to further developing our Russian asset base as well as securing access to material additional opportunities for TNK-BP."

Notes to editors:

  - BP is one of the world's largest energy companies. It operates across six continents and employs around 97,000 people worldwide. Its products and services are available in more than 100 countries and it explores for and produces oil and gas in 26 countries. BP has made Russia a key element of its long-term growth strategy and has conducted business there for more than 15 years.

  - Gazprom is Russia's largest company and the world's largest producer of natural gas. It holds about one quarter of total world gas reserves. Gazprom exports gas to 32 countries within and beyond the FSU. In 2005 the company sold 156.1 billion cubic metres of gas to European countries and with 76.6 billion cubic metres to the CIS and Baltic states.

  - TNK-BP is the third largest oil company in Russia. In 2006 it produced
    1.9 million barrels of oil equivalent a day. It is owned and managed jointly by BP and Alfa Access Renova group.

  - The Kovykta gas field is located some 450 kilometres from the city of Irkutsk in the north of the Irkutsk region of Eastern Siberia. It has estimated resources of approximately 2 trillion cubic metres of gas in place.

For further information contact:

BP Press Office: +44 (20) 7496 4076

TNK-BP Press Group:

Marina Dracheva: + 7495 363 6580
Alexander Shadrin: + 7495 745 7846
Vladimir Bobylev: + 7495 745 7846


                                    - ENDS -







                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 22 June 2007                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary